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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  FORM 12b-25

                                                Commission File Number 000-27597

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:    July 31, 2001

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

       For the Transition Period Ended:_________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  NaviSite, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number):  400 Minuteman Road

City, state and zip code:  Andover, Massachusetts 01810

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     | (a)  The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense;
     |
     | (b)  The subject annual report, semi-annual report, transition report
     |      on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof
[X]  |      will be filed on or before the 15th calendar day following the
     |      prescribed due date; or the subject quarterly report or transition
     |      report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     |
     | (c)  The accountant's statement or other exhibit required by Rule 12b-
     |      25(c) has been attached if applicable.
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                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On October 29, 2001, NaviSite, Inc. (the "Registrant") was completing negotiations with respect to, and expected to sign before the close of business, transaction documents related to both the Registrant's restructuring of certain lease obligations with Compaq Financial Services Corporation ("CFS"), a wholly owned subsidiary of Compaq Computer Corporation, and the Registrant's new debt financing arrangements with CFS and CMGI, Inc. In anticipation of the transaction documents being signed in time for a press release to be publicly disseminated and for the transaction documents to be described in and filed as exhibits to the Registrant's Annual Report on Form 10-K, the Registrant prepared its Form 10-K with revised disclosure throughout the document describing the transactions referenced above. However, due to unexpected delays in the preparation of final, execution copies of the transaction documents, the parties were unable to execute the agreements until after the 5:30 p.m. filing deadline for the Registrant's Form 10-K, and the Registrant was unable to re-draft its Form 10-K to remove the disclosure related to the then unsigned and non-publicly disclosed transaction documents in time to permit filing of its Form 10-K prior to the filing deadline. The parties signed the transaction documents after the 5:30 p.m. filing deadline on October 29, 2001, and the Registrant is filing its Form 10-K immediately after this Form 12b-25 with disclosure related to both the lease restructuring and debt financing transaction. The Registrant's Form 10-K also includes as exhibits the lease restructuring and debt financing material agreements. Due to the reasons described above, the Registrant could not have timely filed the Form 10-K without unreasonable effort or expense.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Anthony P. Amato, Vice President of Finance, (978) 946-8606.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X]  Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ ]  Yes  [X]  No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Not applicable.

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                                 NaviSite, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  October 30, 2001    By:     /s/  Patricia Gilligan
                                ----------------------------------------------
                                 Name:   Patricia Gilligan
                                 Title:  President and Chief Executive Officer

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